                     [DAVIS & KUELTHAU, S.C. LETTERHEAD]




                                  May 3, 1995




Board of Directors
Waterford Bancshares, Inc.
217 North Milwaukee Street
Waterford, WI  53185

        RE:  AGREEMENT AND PLAN OF MERGER

Gentlemen:

        You have requested our opinion with respect to certain federal income tax consequences in connection with the Agreement and Plan of Merger
("Merger") by and among State Financial Services, Corporation, a Wisconsin corporation, WBAC, Inc., a Wisconsin corporation, Waterford Bancshares, Inc., a Wisconsin Corporation and its shareholders. Under the merger Waterford Bancshares, Inc. (the "Company") will merge with and into WBAC, Inc. ("Sub") a wholly owned subsidiary of State Financial Services, Corporation ("Acquiror"). As a result of the merger, Sub shall continue as the surviving corporation and Company shall cease to exist as a separate corporate entity. The shareholders of Company will become shareholders of Acquiror receiving an aggregate amount of cash and notes equal to 50% of the aggregate consideration under the Merger and an aggregate amount of Acquiror common stock having a fair market value equal to the remaining 50% of the consideration received pursuant to the Merger.

        In rendering our opinion, we have relied upon (1) certain factual matters set forth in the Agreement and Plan of Merger, dated April 12, 1995, and (2) the factual assumptions set forth in Exhibit A, attached to this letter. However, we have not undertaken to verify independently the accuracy of the factual assumptions or any other factual matters.

        Our opinion is based on our interpretation of the currently applicable sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, rulings of the Internal Revenue Service and the cases we believe are controlling, and assumes that the proposed transaction is consummated in a manner consistent with the terms of the Agreement and Plan of Merger.

        Subject to the foregoing, it is our opinion for federal income tax purposes the results will be as follows:

Board of Directors
Waterford Bancshares, Inc.
May 2, 1995
Page 2

        1. Provided that the merger of Company with and into Sub qualifies as a statutory merger under applicable state law, the acquisition by Sub of substantially all Company's assets in exchange for Acquiror stock, and the assumption by Sub of Company's liabilities, plus the liabilities to which the Company assets may be subject will qualify as a reorganization within the meaning of Secs. 368(a)(1)(A) and 368(a)(2)(D) of the Internal Revenue Code of 1986. "Substantially all" means at least 90% of the fair market value of the net assets and at least 70% of the fair market value of Company's gross assets. Acquiror, Sub, and Company will each be "a party to a reorganization" within the meaning of Sec. 368(b).

        2. No gain or loss will be recognized by Company on the transfer of its assets to Sub in exchange for Acquiror's common stock, cash, and the assumption by Sub of Company's liabilities provided the cash is distributed to the Company shareholders under the reorganization plan.

        3. No gain or loss will be recognized by those Company shareholders who receive solely Acquiror common stock in exchange for their Company common stock.

        4. The basis of Acquiror common stock to be received by those Company shareholders who receive solely Acquiror common stock will be the same as the basis of Company common stock surrendered in exchange thereafter.

        5. Gain, if any, will be realized by Company shareholders who receive both Acquiror common stock and cash in exchange for their Company common stock. Gain will be recognized by each such shareholder, but not in excess of the amount of cash received. If the exchange has the effect of a dividend distribution then the amount of gain recognized that is not in excess of each such shareholder's ratable share of Company's undistributed earnings and profits will be treated as a dividend. The determination of whether the exchange has the effect of a dividend distribution will be made on a shareholder-by-shareholder basis, in accordance with the principles set forth in Clark v. Commissioner, S.Ct. 87-1168. No loss will be recognized on the exchange pursuant to Sec. 356(c).

        6. The basis of Acquiror common stock to be received by those Company shareholders who receive cash will be the same as the basis of Company common stock surrendered in exchange therefor, decreased by the amount of cash received, increased by the amount of cash that is treated as a dividend (if any), and increased by the amount of gain recognized on the exchange (not including any portion of that gain that is treated as a dividend).

Board of Directors
Waterford Bancshares, Inc.
May 2, 1995
Page 3


        7. The holding period of Acquiror common stock to be received by Company shareholders will, in each instance, include the period during which Company common stock surrendered in exchange therefor was held, provided that Company common stock surrendered was held as a capital asset on the date of exchange.

        8. The payment of cash in lieu of fractional-share interests of Acquiror common stock will be treated as if the fractional shares had been distributed as part of the exchange and were then redeemed by Acquiror. These cash payments will be treated as having been received as distributions in full payment in exchange for the stock redeemed, as provided in Sec. 302(a) of the Code.

        The opinion set forth herein is rendered as of the date hereof, and we disclaim any undertaking or obligation to advise you of changes which hereafter may be brought to our attention. This opinion is rendered solely for your benefit and may be relied on only by Company and the shareholders of Company. No person may rely on this opinion for any purpose other than in determining the federal income tax consequences of the proposed transactions.

        No opinion is expressed with respect to any federal income and state income and franchise tax consequences of the proposed transactions except as specifically referred to herein.

                                             Sincerely,

                                             DAVIS & KUELTHAU, S.C.


                                             GREGORY J. SELL

                                             Gregory J. Sell

GJS/jey

Enclosure

                                   EXHIBIT A

                              FACTUAL ASSUMPTIONS


        1. The fair market value of the Acquiror stock and other consideration received by each Company shareholder will be approximately equal to the fair market value of the Company stock surrendered in the exchange.

        2. There is no plan or intention by the shareholders of Company who own 1 percent or more of the Company stock, and to the best of the knowledge of the management of Company, there is not plan or intention on the part of the remaining shareholders of Company to sell, exchange or otherwise dispose of a number of shares of Acquiror stock received in the transaction that would reduce the Company shareholders' ownership of Acquiror stock to a number of shares having a value, as of the date of the transaction, of less than 50 percent of the value of all of the formerly outstanding stock of Company as of the same date. For purposes of this representation, shares of Company stock exchanged for cash or other property, surrendered by dissenters or exchanged for cash in lieu of fractional shares of Acquiror stock will be treated as outstanding Company stock on the date of the transaction. Moreover, shares of Company stock and shares of Acquiror stock held by Company shareholders and otherwise sold, redeemed, or disposed of prior or subsequent to the transaction will be considered in making this representation.

        3. Sub will acquire at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by Company immediately prior to the transaction. For purposes of this representation, amounts paid by Company to dissenters, amounts paid by Company to shareholders who receive cash or other property, company assets used to pay its reorganization expenses, and all redemptions and distributions (except for regular normal dividends) made by Company immediately preceding the transfer, will be included as assets of Company held immediately prior to the transaction.

        4. Prior to the transaction, Acquiror will be in control of Sub within the meaning of Section 368(c)(1) of the Internal Revenue Code.

        5. Following the transaction, Sub will not issue additional shares of its stock that would result in Acquiror losing control of Sub within the meaning of Section 368(c)(1) of the Internal Revenue Code.

        6. Acquiror has no plan or intention to reacquire any of its stock issued in the transaction.

        7. Acquiror has no plan or intention to liquidate Sub; to merge Sub with and into another corporation; to sell or otherwise dispose of the stock of Sub; or to cause Sub to sell or otherwise dispose of any of the assets of Company acquired in the transaction, except for dispositions made in the ordinary course of business or transfers described in Section 368(c)(2)(C) of the Internal Revenue Code.

        8. The liabilities of Company assumed by Sub and the liabilities to which the transferred assets of Company are subject were incurred by Company in the ordinary course of its business.

        9. Following the transaction, Sub will continue the historic business of Company or use a significant portion of Company's business assets in a business.

        10. Acquiror, Sub, Company and the shareholders of the Company will pay their respective expenses, if any, incurred in connection with the transaction.

        11. There is not intercorporate indebtedness existing between Acquiror and Company or between Sub and Company that was issued, acquired, or will be settled at a discount.

        12. No two parties to the transaction are investment companies as defined in Section 386(c)(2)(F)(iii) and (iv) of the Internal Revenue Code.

        13. Company is not under the jurisdiction of a court in the Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Internal Revenue Code.

        14. The fair market value of the assets of Company transferred to Sub will equal or exceed the sum of the liabilities assumed by Sub, plus the amount of liabilities, if any, to which the transferred assets are subject.

        15.  No stock of Sub will be issued in the transaction.





                              Page 2 of Exhibit A